                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                          Commission File Number 1-977

                          WESTINGHOUSE SAVINGS PROGRAM
                            (Full title of the Plan)

                       Westinghouse Electric Corporation
                    Westinghouse Building, 11 Stanwix Street
                         Pittsburgh, Pennsylvania 15222

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                       Financial Statements and Schedules

                           December 31, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

                       WESTINGHOUSE ELECTRIC CORPORATION

                          WESTINGHOUSE SAVINGS PROGRAM

                  Index to Financial Statements and Schedules

                           December 31, 1996 and 1995



                                                                                         Page
Independent Auditors' Reports                                                            1 - 3

Statements of Net Assets Available for Benefits, With Fund Information                   4 - 7

Statement of Changes in Net Assets Available for Benefits, With Fund Information         8 - 9

Notes to Financial Statements                                                           10 - 17

Schedule 1 - Item 27(a) - Assets Held for Investment Purposes (at the end of the
                   plan year)                                                              18

Schedule 2 - Item 27(d) - Reportable Transactions                                          19


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.

                          Independent Auditors' Report


To the Participants and Administrator of the Westinghouse Savings Program:


We have audited the accompanying statement of net assets available for benefits of the Westinghouse Savings Program (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

To the Participants and Administrator of the Westinghouse Savings Program

Page 2


Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic 1996 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The 1996 fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and 1996 fund information have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1996 financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

Pittsburgh, Pennsylvania
June 13, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

June 24, 1996

To the Participants and
Administrator of the
Westinghouse Savings Program

We have audited the accompanying statement of assets available for benefits of the Westinghouse Savings Program (the Plan) at December 31, 1995, and the related statement of changes in assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1995, and the changes in assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for Plan benefits and changes in assets available for Plan benefits of each fund. The additional schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1996

                                 (In thousands)


                                                                          Fund Information
                                     -------------------------------------------------------------------------------------
                                                                        Participant Directed
                                     -------------------------------------------------------------------------------------
                                                Westinghouse    Fidelity
                                      Fixed        Common        Growth       BT                                  JPM
                                     Income         Stock      and Income    Index       Ultra     Janus     International
                                      Fund          Fund          Fund       Fund        Fund      Fund          Fund
                                      ----          ----          ----       ----        ----      ----          ----
Investments, at fair value:
  Westinghouse common stock         $       --      265,316             --         --         --         --           --
  Registered investment companies           --           --        220,411    167,906    130,353    117,081       17,127
  Loans to participants                     --           --             --         --         --         --           --
  Interest-bearing cash                     --          105              3          2          2          4           --
                                    ----------      -------        -------    -------    -------    -------       ------
                                            --      265,421        220,414    167,908    130,355    117,085       17,127

Investments, at contract value:
  Beneficial interest in the
    Westinghouse Savings
    Program Master Trust
    (note 5)                         2,863,939           --             --         --         --         --           --
                                    ----------      -------        -------    -------    -------    -------       ------
         Total investments           2,863,939      265,421        220,414    167,908    130,355    117,085       17,127

Receivables:
  Rollover contributions                 4,432           --             --         --         --         --           --
  Due from brokers for
    investments sold                     3,567        1,805            145        132         59         55            5
                                    ----------      -------        -------    -------    -------    -------       ------
         Total receivables               7,999        1,805            145        132         59         55            5
                                    ----------      -------        -------    -------    -------    -------       ------

         Total assets                2,871,938      267,226        220,559    168,040    130,414    117,140       17,132

Liabilities:
  Due to brokers for
     investments purchased              (4,432)      (1,143)            --         --         --         --           --
                                    ----------      -------        -------    -------    -------    -------       ------
         Total liabilities              (4,432)      (1,143)            --         --         --         --           --
                                    ----------      -------        -------    -------    -------    -------       ------

         Net assets available
           for benefits             $2,867,506      266,083        220,559    168,040    130,414    117,140       17,132
                                    ==========      =======        =======    =======    =======    =======       ======

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

    Statement of Net Assets Available for Benefits, With Fund Information,
                                   Continued

                               December 31, 1996

                                 (In thousands)




                                                                      Fund Information
                                           ----------------------------------------------------------------------
                                                                    Participant Directed
                                           ----------------------------------------------------------------------
                                                          BT         BT          BT
                                                       Lifecycle  Lifecycle   Lifecycle
                                               JPM       Long        Mid        Short
                                           Diversified   Range      Range       Range    Participant
                                              Fund       Fund       Fund        Fund        loans       Total
                                              ----       ----       ----        ----        -----       -----
Investments, at fair value:
  Westinghouse common stock                  $    --         --          --         --           --      265,316
  Registered investment companies             15,703     14,236      12,685      6,260           --      701,762
  Loans to participants                           --         --          --         --       54,399       54,399
  Interest-bearing cash                           --         --           1         --           --          117
                                             -------     ------      ------      -----       ------    ---------
                                              15,703     14,236      12,686      6,260       54,399    1,021,594

Investments, at contract value:
  Beneficial interest in the Westinghouse
     Savings Program Master Trust (note 5)        --         --          --         --           --    2,863,939
                                             -------     ------      ------      -----       ------    ---------
         Total investments                    15,703     14,236      12,686      6,260       54,399    3,885,533

Receivables:
  Rollover contributions                          --         --          --         --           --        4,432
  Due from brokers for investments sold            8          4          16          3           14        5,813
                                             -------     ------      ------      -----       ------    ---------
         Total receivables                         8          4          16          3           14       10,245
                                             -------     ------      ------      -----       ------    ---------
         Total assets                         15,711     14,240      12,702      6,263       54,413    3,895,778

Liabilities:
  Due to brokers for investments purchased        --         --          --         --           --       (5,575)
                                             -------     ------      ------      -----       ------    ---------
         Total liabilities                        --         --          --         --           --       (5,575)
                                             -------     ------      ------      -----       ------    ---------
         Net assets available
           for benefits                      $15,711     14,240      12,702      6,263       54,413    3,890,203
                                             =======     ======      ======      =====       ======    =========

See accompanying notes to financial statements.

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1995

                                 (In thousands)


                                                                  Fund Information
                                   ----------------------------------------------------------------------------
                                                                Participant Directed
                                   ----------------------------------------------------------------------------
                                            Westinghouse  Fidelity
                                    Fixed      Common      Growth        BT                             JPM
                                   Income       Stock    and Income     Index      Ultra   Janus   International
                                    Fund        Fund        Fund        Fund       Fund    Fund        Fund
                                    ----        ----        ----        ----       ----    ----        ----
Investments, at fair value:
  Westinghouse common stock      $       --    277,079            --          --       --       --         --
  Registered investment companies        --         --       181,653     151,342  116,321   89,380     10,018
  Loans to participants                  --         --            --          --       --       --         --
                                 ----------    -------       -------     -------  -------   ------     ------
                                         --    277,079       181,653     151,342  116,321   89,380     10,018

Investments, at contract value:
  Beneficial interest in the
    Westinghouse Savings
    Program Master Trust
    (note 5)                      3,198,787         --            --          --       --       --         --
                                 ----------    -------       -------     -------  -------   ------     ------
         Total investments        3,198,787    277,079       181,653     151,342  116,321   89,380     10,018

Receivables:
  Employee contributions                 --        771            --          --       --       --         --
  Employer contributions                 --        366            --          --       --       --         --
  Other receivables                      --        176            --          --       --       --         --
  Loan repayments                        --        252            --          --       --       --         --
  Dividends                              --         24            --          --       --       --         --
                                 ----------    -------       -------     -------  -------   ------     ------
         Net assets available
           for benefits          $3,198,787    278,668       181,653     151,342  116,321   89,380     10,018
                                 ==========    =======       =======     =======  =======   ======     ======

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

    Statement of Net Assets Available for Benefits, With Fund Information,
                                   Continued

                               December 31, 1995

                                 (In thousands)


                                                                     Fund Information
                                          -----------------------------------------------------------------------
                                                                   Participant Directed
                                          -----------------------------------------------------------------------
                                                          BT           BT          BT
                                                       Lifecycle    Lifecycle   Lifecycle
                                              JPM        Long          Mid        Short
                                          Diversified    Range        Range       Range    Participant
                                             Fund        Fund         Fund        Fund        loans       Total
                                             ----        ----         ----        ----        -----       -----
Investments, at fair value:
  Westinghouse common stock                 $    --          --            --         --           --     277,079
  Registered investment companies            14,880      12,579        13,075      6,536           --     595,784
  Loans to participants                          --          --            --         --       73,029      73,029
                                            -------      ------        ------      -----       ------   ---------
                                             14,880      12,579        13,075      6,536       73,029     945,892
Investments, at contract value:
  Beneficial interest in the
     Westinghouse Savings Program
     Master Trust
     (note 5)                                    --          --            --         --           --   3,198,787
                                            -------      ------        ------      -----       ------   ---------
         Total investments                   14,880      12,579        13,075      6,536       73,029   4,144,679

Receivables:
  Employee contributions                         --          --            --         --           --         771
  Employer contributions                         --          --            --         --           --         366
  Other receivables                              --          --            --         --           --         176
  Loan repayments                                --          --            --         --           --         252
  Dividends                                      --          --            --         --           --          24
                                            -------      ------        ------      -----       ------   ---------
         Net assets available
            for benefits                    $14,880      12,579        13,075      6,536       73,029   4,146,268
                                            =======      ======        ======      =====       ======   =========

See accompanying notes to financial statements.

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

     Statement of Changes in Net Assets Available for Benefits, With Fund
                                  Information

                          Year Ended December 31, 1996

                                 (In thousands)



                                                                      Fund Information
                                        ----------------------------------------------------------------------------
                                                                    Participant Directed
                                        ----------------------------------------------------------------------------
                                                  Westinghouse  Fidelity
                                         Fixed       Common      Growth      BT                             JPM
                                        Income        Stock    and Income   Index     Ultra     Janus  International
                                         Fund         Fund        Fund      Fund      Fund      Fund       Fund
                                         ----         ----        ----      ----      ----      ----       ----
Additions:
  Contributions:
     Employee                         $   58,192      7,155      12,179      7,192    9,628      7,438     1,245
     Employer                             18,399      3,293       3,413      2,378    3,190      2,190       370
     Rollovers and
       trust-to-trust transfers          108,732        866       2,155        904    1,373      1,437       365
                                      ----------    -------     -------    -------  -------    -------    ------
         Total contributions             185,323     11,314      17,747     10,474   14,191     11,065     1,980

Investment income:
  Net appreciation in fair value of
     investments                              --     51,798      26,203     27,486    8,014      5,164       510
  Interest and dividends                      --      3,469      11,047      4,614    7,303     13,181       660
  Net investment gain from the
     Westinghouse Savings Program
     Master Trust (note 5)               163,877         --          --         --       --         --        --
                                      ----------    -------     -------    -------  -------    -------    ------
         Total investment income         163,877     55,267      37,250     32,100   15,317     18,345     1,170

Other                                         48         --           9         --       17          4        --
                                      ----------    -------     -------    -------  -------    -------    ------
         Total additions                 349,248     66,581      55,006     42,574   29,525     29,414     3,150

Deductions - benefits paid
  to participants                        325,224     17,032      11,284     10,178    6,835      5,871       970
                                      ----------    -------     -------    -------  -------    -------    ------
         Total deductions                325,224     17,032      11,284     10,178    6,835      5,871       970
                                      ----------    -------     -------    -------  -------    -------    ------
         Net increase prior to
           interfund transfers            24,024     49,549      43,722     32,396   22,690     23,543     2,180

Interfund transfers                      (84,150)        (2)     30,093     12,058   14,835     22,094     7,399
                                      ----------    -------     -------    -------  -------    -------    ------
         Net increase (decrease)         (60,126)    49,547      73,815     44,454   37,525     45,637     9,579

Net transfers from the Plan (note 7)    (271,155)   (62,132)    (34,909)   (27,756) (23,432)   (17,877)   (2,465)
                                      ----------    -------     -------    -------  -------    -------    ------
                                        (331,281)   (12,585)     38,906     16,698   14,093     27,760     7,114

Net assets available for benefits:
  Beginning of year                    3,198,787    278,668     181,653    151,342  116,321     89,380    10,018
                                      ----------    -------     -------    -------  -------    -------    ------
  End of year                         $2,867,506    266,083     220,559    168,040  130,414    117,140    17,132
                                      ==========    =======     =======    =======  =======    =======    ======

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

     Statement of Changes in Net Assets Available for Benefits, With Fund
                            Information, Continued

                          Year Ended December 31, 1996

                                 (In thousands)


                                                                         Fund Information
                                              ---------------------------------------------------------------------
                                                                       Participant Directed
                                              ---------------------------------------------------------------------
                                                              BT          BT          BT
                                                           Lifecycle   Lifecycle   Lifecycle
                                                  JPM        Long         Mid        Short
                                              Diversified    Range       Range       Range    Participant
                                                 Fund        Fund        Fund        Fund        loans       Total
                                                 ----        ----        ----        ----        -----       -----
Additions:
  Contributions:
     Employee                                   $   990       1,116          864        346            -     106,345
     Employer                                       317         360          275        105            -      34,290
     Rollovers and trust-to-trust transfers         147          69          145         74            -     116,267
                                                -------      ------       ------      -----      -------   ---------
         Total contributions                      1,454       1,545        1,284        525            -     256,902

Investment income:
  Net appreciation in fair value of
     investments                                    756         959          545        187            -     121,622
  Interest and dividends                          1,200         991          838        266        5,142      48,711
  Net investment gain from the
     Westinghouse Savings Program
     Master Trust (note 5)                            -           -            -          -            -     163,877
                                                -------      ------       ------      -----      -------   ---------
         Total investment income                  1,956       1,950        1,383        453        5,142     334,210

Other                                                 -           -            -          -            -          78
                                                -------      ------       ------      -----      -------   ---------
         Total additions                          3,410       3,495        2,667        978        5,142     591,190

Deductions - benefits paid to participants          737         603          823        727        2,289     382,573
                                                -------      ------       ------      -----      -------   ---------
         Total deductions                           737         603          823        727        2,289     382,573

         Net increase prior to
            interfund transfers                   2,673       2,892        1,844        251        2,853     208,617

Interfund transfers                                 362         881       (1,047)        54       (2,577)          -
                                                -------      ------       ------      -----      -------   ---------
         Net increase (decrease)                  3,035       3,773          797        305          276     208,617

Net transfers from the Plan (note 7)             (2,204)     (2,112)      (1,170)      (578)     (18,892)   (464,682)
                                                -------      ------       ------      -----      -------   ---------
                                                    831       1,661         (373)      (273)     (18,616)   (256,065)

Net assets available for benefits:
  Beginning of year                              14,880      12,579       13,075      6,536       73,029   4,146,268
                                                -------      ------       ------      -----      -------   ---------
  End of year                                   $15,711      14,240       12,702      6,263       54,413   3,890,203
                                                =======      ======       ======      =====      =======   =========

See accompanying notes to financial statements.

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                         Notes to Financial Statements

                           December 31, 1996 and 1995

                                 (In thousands)



(1)   Description of Operations and Summary of Significant Accounting Policies

      Westinghouse Electric Corporation (the Corporation) is a global provider of diverse technologies and services. The businesses comprising the Corporation are industries and technology, and media related.

      On November 13, 1996, the Corporation announced that the Board of Directors had approved, subject to certain conditions, a plan to separate the Corporation's industries and technology businesses from its media businesses. Completion of the separation is subject to a number of conditions, including a favorable ruling from the Internal Revenue Service that the transaction will not be taxable for U.S. federal income tax purposes to the Corporation or its shareholders and the registration of the Westinghouse Electric Company (WELCO) common stock under the Securities and Exchange Act of 1934. There can be no assurance that the separation will occur or as to the related timing. Furthermore, if the separation does occur, there can be no assurance that all of the assets, liabilities and contractual obligations will be transferred as currently contemplated or that changes will not be made to the separation plan. Management does not know the impact that the separation may have on the Westinghouse Savings Program (the Plan) as of June 13, 1997.

      Basis of Accounting

      The financial statements of the Plan are prepared under the accrual basis of accounting.

      Reclassifications

      Certain previously reported amounts have been reclassified to conform to the 1996 presentation.

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



      Investments

      The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Guaranteed investment contracts with insurance companies and synthetic guaranteed investment contracts held in the Westinghouse Savings Program Master Trust (Master Trust), in which the Plan's Fixed Income Fund has a beneficial interest, are presented at contract value. Loans to participants are valued at cost, which approximates fair value.

      Measurement Date

      Purchases and sales of securities are recorded on a trade date basis.

      Dividends

      Dividends on the Plan's shares of common stock and registered investment companies are credited to each participant's account, as appropriate, for shares held as of the date of record.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of Plan activity during the reporting period. Actual results could differ from those estimates.

      Payment of Benefits

      Benefits are recorded when paid.

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



(2)   Description of the Plan

      The following description of the Plan provides only general information.
          Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan. It is subject to the provisions of ERISA. All represented and nonrepresented employees of the Corporation, a designated subsidiary or a designated joint venture are eligible to participate in the Plan. Casual employees, leased employees and employees of excluded units are not eligible to participate in the Plan.

      Contributions and Withdrawals

      Plan participants may elect to contribute 2% to 20% of their base earnings on either a pre-tax or after-tax basis or a combination thereof, subject to IRS limitations. The Corporation matches contributions in an amount equal to 50% of the first 6% of the participant's base earnings contributed. Beginning January 1, 1997, the employer matching contributions may, at the discretion of the Plan Administrator, be made in the form of Westinghouse Electric Corporation common stock rather than in cash.

      Participants may elect for their contributions to be invested in 1% increments in any of eleven investment options. The eleven investment options include the Fixed Income Fund, the Westinghouse Common Stock Fund and the following registered investment companies: the Fidelity Growth and Income Fund, the BT Investment Equity 500 Index Fund (BT Index Fund), the Twentieth Century Ultra Investors Fund (Ultra Fund), the Janus Fund, the JPM Institutional International Equity Fund (JPM International Fund), the JPM Institutional Diversified Fund (JPM Diversified Fund), the BT Investment Lifecycle Long Range Fund (BT Lifecycle Long Range Fund), the BT Investment Lifecycle Mid Range Fund (BT Lifecycle Mid Range Fund) and the BT Investment Lifecycle Short Range Fund (BT Lifecycle Short Range Fund).

      All participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated participants have several payment options, detailed in the Plan document.

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



      Loans

      Loans are made available to all participants on a nondiscriminatory basis subject to the provisions in the Plan document. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant's total vested account balance. Loans bear interest at a fixed rate. The rate is determined as the prime rate in effect on the last business day of the previous quarter plus 1%. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

      Rollovers and Trust-to-Trust Transfers

      Corporation employees and retirees may elect to transfer savings from other plans that are qualified by the Internal Revenue Service (IRS) into the Plan. Rollovers and trust-to-trust transfers represent funds transferred from the Westinghouse Pension Plan or other qualified plans to the Plan.

      Vesting and Forfeitures

      Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1989, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1989, must complete five years of eligibility service to become vested in the employer matching contributions plus actual earnings thereon. If a participant terminates employment prior to completing five years of eligibility service, the current value of their employer matching contributions will be forfeited. Forfeited contributions are used to reduce future employer matching contributions.

      Plan Expenses

      The Corporation is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Financial and Administrative Managers of the Plan. With the exception of investment manager fees, which are paid by the Plan, expenses of the plan are borne by the Corporation.

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



      Plan Termination

      Although it is the intention of the Corporation to continue the Plan, the Corporation has the right to terminate the Plan at any time subject to provisions of collective bargaining agreements. If such termination occurs, all amounts credited to participants' accounts shall become vested and be distributed as soon as practicable.

(3)   Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 1996 Plan year:

          Net assets available for benefits per the financial statements    $  3,890,203
            Less amounts allocated to withdrawing participants                     4,112
                                                                            ------------
          Net assets available for benefits per the Form 5500               $  3,886,091
                                                                            ============

      The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 1996 Plan year:

            Benefits paid to participants per the financial statements      $  382,573
              Add amounts allocated to withdrawing participants as
                of December 31, 1996                                             4,112
                                                                            ----------
            Benefits paid to participants per the Form 5500                 $  386,685
                                                                            ==========

      Amounts allocated to withdrawing participants are recorded on the Form
          5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



(4)   Investments

      The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995.

                                                            December 31,
                                                         -----------------
                                                         1996         1995
                                                         ----         ----
           Westinghouse common stock                  $  265,316     277,079
           Beneficial interest in the Westinghouse
                Savings Program Master Trust           2,863,939   3,198,787
           Fidelity Growth and Income Fund               220,411

(5)   Master Trust

      Effective July 1, 1991, the investment assets of the Westinghouse Personal
          Savings Plan were commingled with those of the Westinghouse Personal Investment Plan (the former Savings and Investment Plans, respectively) in a Master Trust arrangement. Due to the merger of these plans during 1994, only the Fixed Income Fund remains with a beneficial interest in the Master Trust. As of December 31, 1996, the Master Trust includes the Fixed Income Fund of the Plan, as well as the Fixed Income Fund of another plan sponsored by one of the Corporation's subsidiaries. The Master Trust is administered by Bankers Trust and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Master Trust are commingled, the trustee maintains records of contributions received from and distributions made to the Master Trust for each participating plan. As of December 31, 1996 and 1995, the Plan's beneficial interest in the net assets of the Master Trust was approximately 99.8% and 99.0%, respectively. Net assets and net investment income are allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans on a daily basis.

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)


      The following table presents the values of investments in the Master Trust as of December 31, 1996:

                                                                             Contract             Market
                                                                               value               value
                                                                               -----               -----
                 Guaranteed investment contracts                              $1,049,292           864,345
                 Synthetic guaranteed investment contracts                     1,670,842         1,672,145
                 Other                                                           148,253           148,253
                                                                              ----------         ---------
                                   Master Trust                               $2,868,387         2,684,743
                                                                              ==========         =========

      The aggregate contract and market values of investments in the Master
          Trust as of December 31, 1995, were $3,231,917 and $3,273,128, respectively.

      Market values of investments in the Master Trust are based on quoted market prices or on discounted cash flow analysis utilizing estimated current market interest rates.

      Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the trustee and various investment managers, are $363,828 and $370,880 as of December 31, 1996, and $292,129 and $303,730 as of December 31, 1995, respectively.

      The aggregate net investment gain from the Master Trust for the year ended
          December 31, 1996, of $199,468 is solely comprised of interest income.

      The average yield of all investment contracts for the years ended December
          31, 1996 and 1995, was 6.62% and 6.93%, respectively, while the crediting interest rate as of December 31, 1996 and 1995, was 6.66% and 7.03%, respectively.

                                                                     (Continued)

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                    Notes to Financial Statements, Continued

                                 (In thousands)



(6)   Tax Status

      The former Savings and Investment Plans obtained their latest determination letters on May 12, 1986, in which the IRS stated that the former Savings and Investment Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plans have been amended and restated since receiving their determination letters, and the Plan Administrator filed for a new tax determination letter on March 31, 1995. No reply has been received as of June 13, 1997. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and 1995.

(7)   Significant Transfers to (from) the Plan

     On September 1, 1996, the Plan completed a transfer of assets in the amount of $487,602 to a plan sponsored by Northrop Grumman Corporation in connection with the divestiture of certain businesses of the Corporation's Electronic Systems Group. By fund, the transfer amounted to $300,593, Fixed Income Fund; $57,630, Westinghouse Common Stock Fund; $34,308, Fidelity Growth and Income Fund; $27,437, BT Index Fund; $22,298, Ultra Fund; $17,459, Janus Fund; $2,453, JPM
          International Fund; $2,174, JPM Diversified Fund; $1,994, BT Lifecycle Long Range Fund; $1,147, BT Lifecycle Mid Range Fund; and $556, BT Lifecycle Short Range Fund.

                                                                      Schedule 1

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                                EIN: 25-0877540

                                Plan Number: 002

 Item 27(a) - Assets Held for Investment Purposes (at the end of the plan year)

                               December 31, 1996

                                 (In thousands)


Column A               Column B                                        Column C                            Column D     Column E
--------               --------                                        --------                            --------     --------

                                                          Description of investment including                          Current/
          Identity of issue, borrower, lessor              maturity date, rate of interest,                            contract
                   or similar party                        collateral, par or maturity value                 Cost        value
                   ----------------                        ---------------------------------                 ----        -----
    *    Westinghouse Electric Corporation     Common stock - 13,349 shares                                $221,268      265,316

                                               Registered investment companies:

         Fidelity Investments                    Fidelity Growth and Income Fund - 7,173 shares             171,129      220,411
    *    Bankers Trust Company                   BT Index Fund - 10,170 shares                              113,940      167,906
         American Century Investments            Ultra Fund - 4,641 shares                                  112,642      130,353
         Janus Capital Corporation               Janus Fund - 4,789 shares                                  103,715      117,081
         J.P. Morgan                             JPM International Fund - 1,513 shares                       16,460       17,127
         J.P. Morgan                             JPM Diversified Fund - 1,311 shares                         14,129       15,703
    *    Bankers Trust Company                   BT Investment Lifecycle Long Range Fund - 1,200 shares      12,558       14,236
    *    Bankers Trust Company                   BT Investment Lifecycle Mid Range Fund - 1,175 shares       11,567       12,685
    *    Bankers Trust Company                   BT Investment Lifecycle Short Range Fund - 605 shares        5,917        6,260
                                                                                                           --------    ---------
                                                                                                            562,057      701,762

    *    Bankers Trust Company                 BT Pyramid Directed Cash Fund                                    117          117

    *    Participant loans                     Participant loans with various rates of interest (7% to
                                                 11.5%) and various maturity dates through 2001                   0       54,399
                                                                                                           --------    ---------
                                                                                                           $783,442    1,021,594
                                                                                                           ========    =========

* Party-in-interest

Note: Cost of participant loans is $-0-as indicated in the instructions to Form 5500 - item 27(a).

                                                                      Schedule 2

                       WESTINGHOUSE ELECTRIC CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                                EIN: 25-0877540

                                Plan Number: 002

                      Item 27(d) - Reportable Transactions

                               December 31, 1996

                                 (In thousands)



Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

                Column A                       Column B             Column C    Column D     Column G      Column H    Column I
                --------                       --------             --------    --------     --------      --------    --------
                                                                                           Total dollar  Total dollar
               Identity of                                         Number of    Number of    value of      value of    Net gain
             party involved              Description of asset       purchases     sales      purchases       sales     or (loss)
             --------------              --------------------       ---------     -----      ---------       -----     ---------
Westinghouse Electric Corporation  Common Stock                           45         51     $    60,572        65,438     8,058
Fidelity Investments               Fidelity Growth and Income Fund       169          -          70,249             -       N/A
American Century Investments       Ultra Fund                            138          -          55,698             -       N/A
Janus Capital Corporation          Janus Fund                            180          -          52,636             -       N/A
Bankers Trust                      BT Pyramid Directed Cash Fund       1,188        962         630,452       638,087         -


Note: Columns E (Lease/Rental) and F (Expense Incurred With Transactions) have been omitted because there is no information to report.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                                  Westinghouse Savings Program


Dated:  June 27, 1997                             By: /s/ B. G. CLAYTON
                                                     -------------------------
                                                     Name: B. G. Clayton
                                                     Title: Plan Administrator

                                    EXHIBIT INDEX

Exhibit No.       Description                            Sequential Page No.
23.1              Consent of Price Waterhouse LLP

23.2              Consent of KPMG Peat Marwick LLP